File No. 812-13618

Filed on April 23, 2009

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of the Application of

Citibank, N.A.

FIRST AMENDED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING THE APPLICANT NAMED ABOVE FROM CERTAIN REQUIREMENTS OF RULE 3a-7(a)(4)(i) UNDER THE ACT.

Communications, Notice and Order to:

Walter G. Van Dorn, Jr., Esq. Maria M. Livanos, Esq. Sonnenschein Nath & Rosenthal LLP Two World Financial Center New York, NY 10281 (212) 768-6700

With Copy to:

John Hannon Citibank, N.A. 388 Greenwich Street 14th Floor New York, New York 10013 (212) 816-5693

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

****************************************************		APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING ISSUERS OF ASSET-BACKED SECURITIES FROM CERTAIN REQUIREMENTS OF RULE 3a-7(a)(4)(i) UNDER THE ACT.
In the Matter of the Application of:	*
Citibank, N.A.	*
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File No. 812-13618	*
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The Applicant, Citibank, N.A., seeks an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”), exempting issuers of asset-backed securities that are not registered as investment companies under the Act in reliance on Rule 3a-7 under the Act (“Issuers”) from the requirements of Rule 3a-7(a)(4)(i) under the Act to the extent necessary to enable an Issuer to appoint the Applicant to act as a trustee in connection with the Issuer’s asset-backed securities when the Applicant is affiliated with an underwriter for the Issuer’s asset-backed securities.

Applicant further requests that any order of exemption issued by the Commission in response to this application also be applicable to an Issuer’s appointment, now or in the future, of any other entity controlling, controlled by, or under common control (as defined in Section 2(a)(9) of the Act) with the Applicant as a trustee in connection with an Issuer’s asset-backed securities.  Any existing entity currently intending to rely on the requested order has been named as an applicant.

I.	BACKGROUND

A.	Description of the Applicant and Asset-Backed Securities Transactions

1.	Applicant

The Applicant is a subsidiary of Citigroup Inc.  Citigroup Inc. is a global financial services organization that has the following segments and regional lines: global cards, consumer banking, institutional clients group (including transaction services such as agency/trust), global wealth management and corporate/other.  As of September 30, 2008, Citigroup Inc. had assets of approximately $2.05 trillion.  The Applicant is frequently selected to act as trustee in connection with asset-backed securities issued by Issuers.  The Applicant is a large bank that has the staff systems and resources to provide corporate trust and related services for such transactions.

2.	Asset-Backed Securities Transactions.

a.	Structure

An asset-backed securities (“ABS”) transaction typically involves the transfer of assets by a seller, usually by a “sponsor,” to a special purpose corporate or trust entity that is established for the sole purpose of acting as the Issuer and is structured to be bankruptcy remote and the subsequent issuance of ABS to investors by the Issuer (an “ABS Transaction”).  Payments of interest and principal on the ABS depend primarily on the cash flow generated by the pool of assets owned by the Issuer.  ABS may be structured as debt or equity securities.  ABS in the form of pass-through or other certificates representing an interest in a trust are considered to be equity securities because they evidence indivisible fractional interests in a pool of assets held by the trust that are entitled to receive cash distributions to the extent of collections on the underlying assets.

The parties to an ABS Transaction enter into several transaction agreements, including a pooling and servicing agreement or an indenture and sale and servicing agreement, depending on the structure of the particular transaction.  These agreements provide for the holding of the assets by the Issuer and define the rights and responsibilities of the parties to the transaction (the “Transaction Documents”).  The operative Transaction Document governing the trustee is referred to herein as the “Agreement.”

b.	Parties to ABS Transaction

1.	Sponsor

The sponsor of an ABS Transaction may be the seller of the financial assets to be transferred to the Issuer, or may represent the interests of the seller, or may represent the interests of the person for whose benefit the Issuer is created.  The sponsor assembles the pool of assets by purchasing or funding them, describes them in the offering materials and retains the underwriter to sell interests in the assets to investors.  The sponsor determines the structure, drafts the documents and prices the ABS Transaction.  The sponsor selects the other parties to the ABS Transaction, including the underwriter, the servicer and the trustee.  The sponsor will normally be protected from liability related to the assets transferred to the Issuer by representations from selling asset holders, opinions from experts and counsel and the sponsor’s and its agents’ due diligence.  In some cases, the sponsor will have continuing obligations in respect of the pool of assets, such as the obligation to add or replace assets if the assets in the pool drop below certain value thresholds or do not meet the criteria set forth in the transaction documents.  In other cases, the sponsor will have no continuing role or contact with the pool of assets once the transfers to the Issuer are made and the ABS are sold to investors.

2.	Servicer

The servicer, either directly or through subservicers, manages the assets held by the Issuer.  The servicer typically collects all the income from the assets and remits it to the trustee, enforces the Issuer’s rights in the assets as needed and may perform any evaluations needed to substitute assets.  The servicer reports information about how the assets are performing to security holders, usually through the trustee.  This information is used to determine the payment stream to holders of securities and losses, if any.  The servicer may also determine other allocations of funds to reserves and to purchases of other assets.  The servicer pays the income from the assets held by the Issuer over to the trustee, and the trustee uses the income, as instructed by the servicer and/or as provided by the Agreement, to pay interest and principal on the ABS, to fund reserve accounts and purchases of additional assets and to make other payments, including fees owed to the trustee and other parties to the ABS Transaction.

3.	Trustee

The sponsor of an ABS Transaction selects the trustee and other parties that participate in the transaction. In selecting a trustee, the sponsor generally seeks to obtain customary trust administrative and related services for the Issuer at minimal cost.1  The sponsor usually has substantial experience in ABS offerings and would rely on its own assessment of trustee performance and fees in choosing a trustee.  In some instances, other parties to an ABS Transaction may provide recommendations to a sponsor about potential trustees.  Rating agencies and other unaffiliated transaction participants including financial guarantors or derivative counterparties may influence the selection of a trustee based on, among other things, the backup servicer capabilities of a trustee.  An underwriter also may provide advice to the sponsor about trustee selection based on, among other things, the underwriter’s knowledge of the pricing and expertise offered by a particular trustee in light of the contemplated transaction.

1 See Fitch, Inc., Reviewing Structured Finance Trustees (June 7, 2001) (the “Fitch Report”).

If an underwriter affiliated with the Applicant recommends a trustee to a sponsor, both the underwriter’s recommendation and any selection of the Applicant by the sponsor will be based upon customary market considerations of pricing and expertise, among other things, and the selection will result from an arms-length negotiation between the sponsor and the Applicant. The Applicant will not price its services as a trustee in a manner designed to facilitate its affiliate being named underwriter.

The trustee’s role in an ABS Transaction is specifically defined by the Agreement, and under the Agreement the trustee is not expected or required to perform discretionary functions.  A survey of structured finance transaction trust agreements conducted by Fitch, Inc. in 2001 found that the provisions in these Agreements regarding a trustee’s duties vary little among transactions and generally include:

•	distributing principal and interest payments;

•	providing back-up advances for mortgage-backed securities;

•	providing investor reporting;

•	safeguarding collateral documents;

•	monitoring periodic covenant compliance;

•	holding beneficial title to collateral;

•	acting as registrar and transfer agent; and

•	enforcing remedies in the event of a default.[2]

An ABS trustee may also act as a backup servicer or perform other servicing functions that are purely ministerial and non-discretionary such as calculating the waterfall and performing calculations involving, among other things, analysis of pool assets (e.g., determining the ratio of performing to non-performing assets), amortization schedules, and interest payments.

2 Id.

The trustee usually becomes involved in an ABS Transaction after the substantive economic terms have been negotiated between the sponsor and the underwriters.  The trustee reviews the Agreement for trustee performance feasibility and potential trustee liability and may negotiate with the sponsor the terms pertaining to its duties and responsibilities.3  The trustee does not monitor any service performed by, or obligation of, an underwriter, whether or not the underwriter is affiliated with the trustee, and the obligations of an underwriter under an underwriting agreement are enforceable against the underwriter only by the sponsor.  In the unlikely event that the Applicant, in acting as trustee to an Issuer for which an affiliate acts as underwriter, becomes obligated to enforce any of the affiliated underwriter’s obligations to the Issuer, the Applicant will resign as trustee for the Issuer, consistent with the requirements of Rule 3a-7(a)(4)(i).  In such an event, the Applicant will incur the costs associated with the Issuer’s procurement of a successor trustee.

4.	Underwriter

The sponsor selects one or more underwriters to purchase the Issuer’s securities and resell them or to privately place them with buyers obtained by the underwriter.  The underwriter for an ABS offering performs essentially the same functions as an underwriter for an operating company offering.  ABS underwriters differ from underwriters for other public offerings only in that they likely have extensive background and specific expertise in structuring and marketing ABS.4  The sponsor enters into an underwriting agreement with the underwriter that sets forth the responsibilities of the underwriter with respect to the distribution of the ABS and includes representations and warranties regarding, among other things, the underwriter and the quality of the Issuer’s assets.  As noted above, the obligations of the underwriter under the underwriting agreement are enforceable against the underwriter only by the sponsor.  The underwriter and its counsel and other experts will usually conduct a “due diligence” review of the assets, the structure of the transaction and the parties involved to obtain protections under the securities laws and comfort that the prospectus or other sales document is accurate.

3 Id.

4 In 2007, the top ten lead bookrunners represented approximately 69% of issuances of U.S. ABS.  Data made available by Asset-Backed Alert at www.abalert.com/public/marketplace/ranking.

The underwriter may assist the sponsor in the organization of an Issuer by providing advice, based on its expertise in ABS Transactions, on the structuring and marketing of the ABS. This advice may relate to the risk tolerance of investors, the type of collateral, the predictability of the payment stream, the process by which payments are allocated and down-streamed to investors, the way that credit losses may affect the trust and the return to investors, whether the collateral represents a fixed set of specific assets or accounts, and the use of forms of credit enhancements to transform the risk-return profile of the underlying collateral.  Any involvement of an underwriter in the organization of an Issuer that occurs is limited to helping determine the assets to be pooled, helping establish the terms of the ABS to be underwritten and providing the sponsor with a warehouse line of credit with which to purchase the pool assets.  As noted above, an underwriter also may provide advice to a sponsor regarding the sponsor’s selection of a trustee for the Issuer; however, an underwriter’s role in structuring a transaction would not extend to determining the obligations of a trustee, and the underwriter is not a party to the Agreement.

The underwriter is not a party to the Transaction Documents, and, except for arrangements involving credit or credit enhancement for an Issuer or remarketing agent activities, typically has no role in the operation of the Issuer after its issuance of securities.5

5 Although an underwriter typically may provide credit or credit enhancement for an Issuer or engage in remarketing agent activities, an underwriter affiliated with the Applicant will not so provide or so engage, as discussed below.

c.	The Agreement

Like most Transaction Documents, the Agreement is largely standardized, serves to facilitate credit agency and investor review, and has little variation from the documentation used in similar transactions except as may be required by structural or collateral type differences among transactions.6  The Agreement normally provides for events of servicer default, liquidation waterfalls and limitations on enforcement rights to rights against only the assets held by the Issuer and not against the seller of the assets to the Issuer.

The responsibilities of the trustee as set forth in the Agreement are narrowly circumscribed and limited to those expressly accepted by the trustee.  The trustee negotiates the provisions applicable to it directly with the sponsor and is then appointed by, and enters into the Agreement with, the Issuer.  In recognition of the trustee’s limited role, the Agreement normally provides for expert input from independent accountants or others when information needs to be audited or verified.

II.	APPLICABLE LAW AND RELIEF REQUESTED

A.	Proposed Relief With Respect to Rule 3a-7

The Commission adopted Rule 3a-7 in recognition of the increasing importance of ABS Transactions in the financial markets based on the recommendation of the Division of Investment Management (the “Division”) in its 1992 report, Protecting Investors: A Half Century of Investment Company Regulation (the “1992 Report”).7  Prior to the adoption of Rule 3a-7, Issuers fell within the definition of an investment company under Section 3(a) of the Act and, absent qualifying for exemptions from the Act under Section 3(c)(5) or obtaining exemptive orders from the Commission, were subject to a regulatory regime under which they could not operate.  In adopting Rule 3a-7, the Commission stated that it intended to “remove an unnecessary barrier to the use and development of structured financings.”8

6 See the Fitch Report.

 7 See SEC Division of Investment Management, Protecting Investors:  A Half Century Of Investment Company Regulation, The Treatment of Structured Finance under the Investment Company Act 1-101 (1992).

Under Rule 3a-7, an Issuer that meets certain conditions is deemed not to be an investment company under Section 3(a) of the Act. One of Rule 3a-7’s conditions, set forth in paragraph (a)(4)(i), requires, among other things, that the Issuer appoint a trustee9 that is not affiliated10 with the Issuer or with any person involved in the organization or operation of the Issuer (the “Independent Trustee Requirement”).  In adopting Rule 3a-7, the Commission declined to follow the suggestion of one commenter that the affiliated persons precluded by the Independent Trustee Requirement should not include an underwriter because the underwriter does not generally play any significant role in the organization and operation of an issuer beyond distributing the issuer’s securities.11  Therefore, based on the Commission’s statements in the Adopting Release, the phase “person involved in the organization or operation of the Issuer” includes an underwriter, and Rule 3a-7(a)(4)(i) prohibits an Issuer from appointing a trustee that is affiliated with an underwriter.

8 Exclusion from the Definition of Investment Company for Structured Financings, Investment Company Act Release No. 19105, 52 SEC Docket 2573 (Nov. 19, 1992) (the “Adopting Release”) at 2573.

 9 The Rule requires the trustee to be a bank that meets the requirements of section 26(a)(1) of the Act governing trustees of unit investment trusts.

10 For the purposes of Rule 3a-7(a)(4)(i), an affiliate is as defined under Rule 405 under the Securities Act of 1933, as amended.  Under Rule 405, an “affiliated” person is a person who directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, another person.

11 See Adopting Release at 2584 (citing Letter from Chemical Bank to Jonathan G. Katz (Aug. 3, 1992) (the “Chemical Bank Letter”)).

Section 6(c) of the Act gives the Commission the authority to exempt any person or transaction or any class of persons or transactions from any provision of, or rule under, the Act if the exemption:

(1)           is necessary or appropriate in the public interest;

(2)           is consistent with the protection of investors; and

(3)           the purposes fairly intended by the policy and provisions of the Act.

Applicant requests an exemption under Section 6(c) from Rule 3a-7(a)(4)(i) to the extent necessary to permit an Issuer to appoint the Applicant as a trustee to the Issuer when the Applicant is affiliated with an underwriter involved in the organization of the Issuer.  Exemptive relief from Rule 3a-7’s “Independent Trustee Requirement” is necessary and appropriate in the public interest, is consistent with the protection of investors, and the purposes fairly intended by the policies and provisions of the Act for the following reasons:

(1)           Due to changes in the banking industry, the Independent Trustee Requirement imposes an unnecessary regulatory limitation on trustee selection and causes market distortions by leading to the selection of trustees for reasons other than customary market considerations of pricing and expertise. This result is disadvantageous to the ABS market and to ABS investors.

(2)           Due to the timing and nature of the roles of the trustee and the underwriter in ABS Transactions and under the conditions herein proposed, the Applicant’s affiliation with an underwriter would not result in a conflict of interest or possibility of overreaching that could harm investors.

(3)           Permitting the Applicant to act as a trustee to an Issuer when it is affiliated with an underwriter to the Issuer under the conditions herein proposed is consistent with the policies and purposes of Rule 3a-7(a)(4)(i)’s Independent Trustee Requirement in particular and Rule 3a-7 in general and would not implicate the concerns underlying the Independent Trustee Requirement.

B.	Discussion

1.	Changes in the Banking Industry

As noted, Rule 3a-7 was intended to prevent unwarranted and unintended barriers to Issuers.  Developments in the banking industry in recent years since the Commission adopted Rule 3a-7 have caused the Rule 3a-7 limitation on affiliations between a trustee and an underwriter to become precisely such a barrier to the selection of otherwise qualified trustees. Exemptive relief permitting such affiliations would be consistent with the intent of Rule 3a-7 and is necessary and appropriate in the public interest in light of recent banking industry changes.

The Commission noted when it proposed Rule 3a-7 in 1992 that the Independent Trustee Requirement “would not depart from industry practice,” because “virtually all trustees are unaffiliated with the other parties involved in” an ABS Transaction.12 The absence of trustee affiliations was primarily due to the limitations imposed on permissible bank activities at the time.  Due to: (a) recent consolidation of the banking industry, (b) economic and other business factors and (c) the expansion of banks into investment banking, including the underwriting of securities issued by Issuers, most trustees that provide services to Issuers, including the Applicant, have affiliations with underwriters to Issuers.  As a result, when, as is frequently the case, an affiliate of Applicant is selected to underwrite ABS in an ABS Transaction, Rule 3a-7(a)(4)(i) generally prevents the Applicant from serving as trustee for the Issuer.

12 Exclusion from the Definition of Investment Company for Certain Structured Financings, Investment Company Act Release No. 18,736, 51 SEC Docket 940 (May 29, 1992) at 952.

(a)           Consolidation within the financial industry that occurred throughout the 1990’s as a result of bank mergers and sales and related acquisitions of trustee servicing businesses by banks has resulted in a significant decrease in recent years in the number of bank trustees providing services, to Issuers.  For example, during 2007, five bank trustees acted for 83% by principal amount of approximately $1,032 billion in new U.S. ABS and MBS.13  The Applicant acted for 4.7% by principal amount of all new U.S. ABS and MBS in 2007.  By contrast, in 1990, the top five bank trustees acted for 35% by principal amount of the approximately $46 billion’ of publicly-offered new ABS.14

(b)           Economic and other business factors have also contributed to the trend toward fewer banks offering corporate trust services.  The income realized from these services has been reduced due to competitive pricing pressures and the loss that the growth in book entry securities caused in transactional fees and traditional float income associated with payments to investors. Expenses of providing the services have risen, sharply because of increased technological and personnel costs, particularly in providing analytical services for increasingly complex structured finance arrangements.

(c)           The changes described above have been accompanied by the expansion of banks into investment banking.  This expansion is due to changes in the securities underwriting business, including the enactment of the Gramm-Leach-Bliley Act (“GLBA”)15 in 1999 and the progressive removal of legal barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers. Banks and bank affiliates are now significant participants in securities underwriting, particularly for ABS Transactions.  For example, the Applicant has underwriting affiliates.  Also, many ABS offerings are broadly syndicated through multiple underwriters, which increases the likelihood of an affiliation between an ABS underwriter and trustee, including the Applicant.

13 Data made available by Asset-Backed Alert at www.abalert.com/public/marketplace/ranking.  The data include registered, Rule 144A, and privately-placed asset- and mortgage-backed transactions placed primarily in the U.S.  They exclude collateralized debt obligations and transactions completed through commercial paper conduits, as well as the derivative portions of synthetic issues.

14 Data provided by Asset-Backed Alert.  We understand that the 1990 data include only public transactions, but since private transactions were an insignificant part of the market in 1990, we believe that the 1990 and 2007 data are comparable.

15 P.L. 106-102 (Nov. 12, 1999).

2.	Timing and Nature of the Roles of the Trustee and the Underwriter

Due to the structure of an ABS Transaction and the trustee’s narrowly-defined role, an ABS trustee does not monitor the distribution of securities or any other activity performed by underwriters.  Because of its narrowly defined role, a trustee’s opportunity, by reason of an affiliation with an underwriter or otherwise, to take actions that might benefit itself or the underwriter to the detriment of investors is not apparent.  The trustee’s role is narrowly defined, and the trustee is neither expected nor required to exercise discretion or judgment except after a default in the ABS transaction which is rare, and in any event, would take place, if at all, after the underwriter has terminated its role in the transaction.  Any such post-default discretion or judgment is very limited as described more fully below.  Exemptive relief is therefore appropriate and consistent with the protection of investors because an ABS trustee’s affiliation with an underwriter for the Issuer would not result in a conflict or in the possibility of overreaching that could harm investors.

The trustee’s role begins with the Issuer’s issuance of its securities, and the trustee performs its role over the life of the Issuer. In contrast, the underwriter is chosen early in the ABS Transaction process, may help to structure the ABS Transaction, distributes the Issuer’s securities to investors and generally has no role subsequent to the distribution of the Issuer’s securities. Consequently, given the nature and timing of their respective roles in an ABS Transaction, there is virtually no opportunity for a trustee and an affiliated underwriter to act in concert to benefit themselves at the expense of holders of the ABS either prior to or after the closing of the ABS Transaction.

Unlike a trustee for a corporate or municipal debt security that may need to pursue discretionary remedies against the issuer in the event of a default, a trustee for an Issuer has no issuer to pursue.  The default risk for an Issuer is solely related to risks that arise from the composition and performance of the assets in the asset pool or the insolvency of the servicer or credit enhancer.  In general, the chances of default of an Issuer are remote.  According to a recent study by Fitch for the year 2007, the annual default rate in Fitch-rated structured finance securities averaged 1.19%.

Typically, ABS provides for payments to investors of whatever, if anything, is available to them from the assets acquired pursuant to the Agreement.  There is no payment default as such, although schedules of anticipated payments based on various assumptions are established when the transaction is structured and failure of these payments often has consequences under the Agreement, including ultimately liquidation of the Issuer.  The ABS are non-recourse against the sponsor and seller. In other words, an investor’s recourse is limited to realization against the assets, typically receivables that either (depending on the structure of the Issuer) have been pledged to or are held by the trustee.  Where the ABS are “wrapped” with third-party credit enhancements, there may be additional recourse to the extent of such enhancement.

When liquidation is mandated by the underlying documents and circumstances of the transaction, the trustee will preserve the assets of the Issuer, using the available cash flow to make payments, disseminate information to investors and may be subject to the “prudent person” standard.  If a servicer of the Issuer assets defaults by failing to perform its obligations or due to it insolvency or bankruptcy, the trustee normally has the legal obligation to perform the obligations of the servicer until another servicer is selected.  In either default scenario, the trustee typically would be limited by specific directions in the Agreement or of the Issuer’s security holders provided in accordance with the voting requirements of the Agreement.  The trustee of the Issuer has virtually no discretion to pursue anyone in any regard other than preserving and realizing on the assets.  Therefore, no opportunity exists for the potential abuse of investors to benefit affiliated underwriters.

The duties of a trustee after a default are, as discussed above, limited to enforcing the terms of the Agreement for the benefit of debt holders as a “prudent person” would enforce such interests for his own benefit.  Historically, the Courts have been unwilling to expand trustees’ powers and obligations post-default beyond those contemplated in the Agreement.  Trustees are not required to pursue securities law or fraud claims on behalf of debt holders.  Indeed, trustees often may be foreclosed from such enforcement because debt holders may have different and conflicting rights.  The trustee’s role is limited to administrative functions pursuant to the applicable Agreement.

Because of the structure of ABS Transactions, the limits placed on an ABS trustee, no opportunity exists for the potential abuse of investors for the benefit of the trustee or a person affiliated with the trustee, such as an underwriter.  The Applicant is not aware of any instances in which a trustee and an affiliated underwriter have acted together in connection with any ABS offering to disadvantage an ABS investor.

In addition to the limitations and protections described above, exemptive relief is appropriate due to the additional protections against conflicts and overreaching provided by the conditions herein proposed.  The conditions ensure that the Applicant would continue to act as an independent party safeguarding the assets of an Issuer regardless of an affiliation with an underwriter of the ABS and would not allow the underwriter any greater access to the assets, or cash flows derived from the assets, of the Issuer than if there were no affiliation. In addition, the conditions ensure that the Applicant will not price its services as trustee in a manner designed to facilitate its affiliate being named underwriter.  The conditions also ensure that no affiliated person of the Applicant, including an affiliated underwriter, will provide credit or credit enhancement to the Issuer and ensure that an affiliated underwriter will not engage in any remarketing agent activities for that Issuer, including involvement in any auction process in which the interest rates, yields, or dividends of the Issuer’s ABS are reset at designated intervals.16  Furthermore, the conditions ensure that the Applicant’s relationship to an affiliated underwriter will be disclosed in writing to all parties involved in an ABS Transaction, including the rating agencies and the ABS holders, and ensure that, in the unlikely event that the Applicant, in acting as trustee to an Issuer for which an affiliate acts as underwriter, becomes obligated to enforce any of the affiliated underwriter’s obligations to the Issuer, the Applicant will resign as trustee for the Issuer and will incur the costs associated with the Issuer’s procurement of a successor trustee.17

16 Although an underwriter affiliated with the Applicant will not have any role in the operation of the Issuer and therefore will not provide credit or credit enhancement to the Issuer, as noted above, the involvement of an underwriter affiliated with the Applicant in the organization of an Issuer for which the Applicant serves or will serve as trustee may include the provision of a warehouse line of credit to the sponsor.

17 The Applicant’s resignation will be consistent with Rule 3a-7(a)(4)(i)’s requirement that the trustee execute an agreement or instrument concerning the Issuer’s securities containing provisions to the effect set forth in section 26(a)(3) of the Act.  Pursuant to Section 26(a)(3) of the Act, such agreement or instrument must provide, “in substance, that the trustee … shall not resign until either (A) the trust has been completely liquidated and the proceeds of the liquidation distributed to the security holders of the trust, or (B) a successor trustee …, having the qualifications prescribed in paragraph (1), has been designated and has accepted such trusteeship …”

3.	Consistency with Policies and Purposes Underlying the Independent Trustee Requirement and the Rule

The participation of the Applicant and an affiliated underwriter in an ABS Transaction would not raise the concerns that the Independent Trustee Requirement was designed to address.  In its recommendations in the 1992 Report, the Division discussed the need for the trustee to be independent.  The Division stated that a trustee for the Issuer should not also act as a sponsor, servicer or credit enhancer for the Issuer.  The Division explained that the rationale for this recommendation was that the sponsor, which many times also acts as servicer, often is a bank that could be a qualified trustee.  Without the prohibition on affiliation, the sponsor could act in all capacities, without any independent party monitoring the ABS Transaction.  The Commission accepted the Division’s recommendation by including in Rule 3a-7 the Independent Trustee Requirement.  The concerns underlying the requirement, however, are not implicated if the trustee for an Issuer is independent of the sponsor, servicer, and credit enhancer for the Issuer, but is affiliated with an underwriter for the Issuer, because no one entity would act in all capacities in the issuance of the ABS and the operation of an Issuer.  The Applicant would continue to act as an independent party safeguarding the assets of an Issuer regardless of an affiliation with an underwriter of the ABS.18

The Commission specifically considered the question of allowing a trustee to be affiliated with an underwriter to an Issuer when it adopted Rule 3a-7.  In the Adopting Release, the Commission responded to comment letters suggesting that certain trustee affiliations be permitted, including affiliation with an underwriter, by stating that the result could lead to a trustee monitoring the activities of an affiliate.19  As noted above, however, in practice, a trustee for an Issuer does not monitor the distribution of securities or any other activity performed by underwriters, and, therefore, exemptive relief permitting trustee-underwriter affiliations would not implicate the Commission’s concerns.

18 It is clear that the Independent Trustee Requirement prevents a trustee from being affiliated with a servicer or acting as a servicer.  In the Adopting Release, however, the Commission stated that the rule “does not prevent a trustee from assuming the duties of servicer if the primary servicer is unable to perform its duties, or to perform other duties with respect to the operation of the financing.”  See Adopting Release at 2584.  Consistent with the requirements of Rule 3a-7, the Applicant will not be affiliated with any servicer, and any of the Applicant’s functions that could be characterized as servicing will be limited to acting as a backup servicer and performing other servicing functions typically performed by ABS trustees that are purely ministerial and non-discretionary.  These functions include calculating the waterfall and performing calculations involving, among other things, analysis of pool assets (e.g., determining the ratio of performing to non-performing assets), amortization schedules, and interest payments.

19 In the Adopting Release, as noted above, the Commission rejected the suggestion made by commenters on proposed Rule 3a-7 that the rule permit a trustee to be affiliated with some of the participants that are involved in the organization operation of the Issuer, including the underwriter.  See Chemical Bank Letter, supra note 11.  The Chemical Bank Letter did not explain how its proposal would address the concerns underlying the Independent Trustee Requirement.  For example, the Chemical Bank Letter did not explain an underwriter’s role in the organization or operation of an Issuer.

In addition, exemptive relief permitting the participation of the Applicant and an affiliated underwriter in an ABS Transaction would be consistent with the broader purposes of Rule 3a-7.  In adopting Rule 3a-7, the Commission stated its intent, consistent with investor protection, to not hamper the growth and development of the structured finance market.  Despite this intention, for the reasons explained above, the Rule 3a-7 Independent Trustee Requirement has restricted market growth and development and produced an unwarranted burden on structured financings by prohibiting a trustee, such as the Applicant, from serving as a trustee in an ABS Transaction when it has an affiliation with an underwriter for the transaction.20  The requested exemption would allow the selection of a trustee for an ABS Transaction based on the trustee’s qualification, rather than a technical regulatory restriction, and therefore would alleviate unnecessary market distortions that result from the current Independent Trustee Requirement.

C.	Proposed Conditions to Requested Relief

The Applicant agrees that any order granting the requested relief will be subject to the following conditions:

20 We note also that, recognizing the disadvantages to investors and practical difficulties of trustee-underwriter affiliations in connection with ABS Transactions after GLBA, the Department of Labor (the “DOL”) has recently changed its long-standing position with respect to underwriter exemptions (the “Underwriter Exemptions”) from prohibited transactions under the Employee Retirement Income Security At of 1974, as amended (“ERISA”), in order to allow a trustee to be affiliated with an underwriter for an Issuer.  The Underwriter Exemptions are individual exemptions that provide relief from certain prohibited transaction restrictions of Sections 406(a), 406(b), and 407(a) of ERISA.  See Department of Labor, Pension and Welfare Benefits Administration, Notice of Proposed Individual Exemption to Modify Prohibited Transaction Exemption 90-23 (PTE 90-23); Prohibited Transaction Exemption 90-31 (PTE 90-31); and Prohibited Transaction Exemption 90-33 (PTE 90-33) Involving J.P. Morgan Chase & Company and its Affiliates, 67 FR 2699 (Jan. 18, 2002); Prohibited Transaction Exemption 2002-19, 67 FR 14979 (Mar. 28, 2003) (“PTE 2002-19”); Proposed Amendment to Prohibited Transaction Exemption (PTE) Involving Bear Stearns & Co. Inc., Prudential Securities Incorporated, et al. 2000-58, 67 FR 36028 (May 22, 2002) (“Proposed PTE”), and Prohibited Transaction Exemption 2002-41, 67 FR 54487 (Aug. 22, 2002) (“Final PTE”).

(1)	The Applicant will not be affiliated with any person involved in the organization or operation of the Issuer in an ABS Transaction other than the underwriter.

(2)	The Applicant’s relationship to an affiliated underwriter will be disclosed in writing to all parties involved in an ABS Transaction, including the rating agencies and the ABS holders.

(3)
An underwriter affiliated with the Applicant will not be involved in the operation of an Issuer, and its involvement in the organization of an Issuer will extend only to determining the assets to be pooled, assisting in establishing the terms of the ABS to be underwritten, and providing the sponsor with a warehouse line of credit with which to purchase the pool assets.

(4)	An affiliated person of the Applicant, including an affiliated underwriter, will not provide credit or credit enhancement to an Issuer if the Applicant serves as trustee to the Issuer.

(5)
An underwriter affiliated with the Applicant will not engage in any remarketing agent activities, including involvement in any auction process in which ABS interest rates, yields, or dividends are reset at designated intervals in any ABS Transaction for which the Applicant serves as trustee to the Issuer.

(6)	All of an affiliated underwriter’s contractual obligations pursuant to the underwriting agreement will be enforceable by the sponsor.

(7)
Consistent with the requirements of Rule 3a-7(a)(4)(i), the Applicant will resign as trustee for the Issuer if the Applicant becomes obligated to enforce any of an affiliated underwriter’s obligations to the Issuer.

(8)	The Applicant will not price its services as trustee in a manner designed to facilitate its affiliate being named underwriter.

III.	PRECEDENT FOR RELIEF

The Commission has recently issued an exemptive order with respect to the provisions of Rule 3a-7 under virtually identical circumstances.21  In addition, there are similarities between the relief sought and the relief granted by the Commission to issuers relying on Rule 3a-5 in that the Rule 3a-5 relief permitted applicants to rely on Rule 3a-5 despite their inability to comply with certain requirements of the Rule. See MBIA Global Funding LLC, Investment Company Act Release No. 26,785 (Mar. 17, 2005) (order) and Investment Company Act Release No. 26,751 (Feb. 8, 2005) (notice); FSA Capital Management Services, LLC, Investment Company Act Release No. 26,009 (Apr. 23, 2003) (order) and Investment Company Release No. 25,986 (Mar. 28, 2003) and LaSalle Funding LLC, Investment Company Act Release No. 25,514 (Apr. 9, 2002) (order) and Investment Company Act Release No. 25,457 (Mar. 11, 2002) (notice).  In addition, the relief sought is similar to relief granted by the Commission that exempted certain classes of entities from certain requirements of the Act with respect to a particular applicant. See Citicorp North America, Inc., Investment Company Act Release No. 26,320 (Jan. 6, 2004) (order) and Investment Company Act Release No. 26,292 (Dec. 12, 2003) (notice) (exempting open-end management investment companies from Section 18(f)(1) of the Act to permit them to borrow from entities other than banks); Dreyfus Service Corporation, Investment Company Act Release No. 11,777 (May 15, 1981) (order) and Investment Company Act Release No. 11,685 (Mar. 13, 1981) (notice) (exempting unit investment, trusts from Rule 22c-l under the Act to permit backward pricing).

IV.	AUTHORIZATION

Under Rule 0-2(c)(l) under the Act, the Applicant states that, under the provisions of its articles of incorporation and by-laws, responsibility for the management of the affairs and business of the Applicant is vested with its Board of Directors.  The execution and filing of this Application in the name and on behalf of the Applicant comply with all applicable requirements. The verifications required by Rule 0-2(d) under the Act are attached as Exhibit A hereto.  As required by Rule 0-2(g), a draft Notice of Application is attached as Exhibit B hereto.

V.	COMMUNICATIONS

Please direct any questions or communications regarding this Application to the persons named on the facing page of the Application.

21 See In the Matter of Deutsche Bank Trust Company Americas, Investment Company Release No. 27,673 (Jan. 23, 2007).

REQUEST FOR ORDER

For the foregoing reasons, Applicant requests that the Commission enter an order pursuant to Section 6(c) of the Act granting the relief sought by this Application.

April 23, 2009
Respectively submitted,

CITIBANK, N.A.

By:	/s/ John Hannon
	Name:	John Hannon
	Title:	Vice President

State of New York
County of New York, ss:

The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated April 23, 2009 for and on behalf of Citibank, N.A.; that he is the Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John Hannon
John Hannon

CITIBANK, N.A., a national banking association, hereby certifies that:

1.           The Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Application) has been duly and validly executed and delivered in the name and on behalf of Citibank, N.A. by John Hannon who was at the time of such execution and is now, a duly elected, qualified and acting Vice President of Citibank, N.A.

2.           John Hannon was at the time of the execution and delivery and as of the date hereof a duly elected officer of Citibank, N.A. and is empowered so to act and his signature appearing on each such document is his genuine signature.

Attached hereto as Exhibit A is a copy of the excerpts of the By-laws of Citibank, N.A. giving requisite authority to the above-referenced and certain other officers of Citibank, N.A. to sign in the name and on behalf of Citibank, N.A. the Application and all other instruments necessary or proper in connection with the Application.

IN WITNESS WHEREOF, Citibank, N.A. has caused this certificate to be executed in its corporate name by an officer thereunto duly authorized to be affixed hereto.

Dated:  April 23, 2009

CITIBANK, N.A., as Trustee

By:	/s/ Cirino Emanuele
	Name:	Cirino Emanuele
	Title:	Vice President

I, Karen Schluter,  Vice President of Citibank, N.A., hereby certify that Cirino Emanuele is a duly elected and acting Vice President of Citibank, N.A., that he has the authority to execute the foregoing certificate and that his signature set forth above is his genuine signature.

IN WITNESS WHEREOF, I have hereunto signed my name this April 23, 2009.

By:	/s/ Karen Schluter
	Name:	Karen Schluter
	Title:	Vice President

Exhibit A

EXTRACTS OF THE BY-LAWS OF
CITIBANK, N.A.

"ARTICLE VII

Section 3.  Authentication and Signature of Instruments.  All authentications or certificates by the Association, as Trustee under any mortgage, deed of trust or other instruments securing bonds, debentures, notes, or other obligations of any corporation, and all certificates as Registrar or Transfer Agent and all certificates of deposit for stocks and bonds, and interim certificates and trust certificates, may be signed or countersigned in behalf of the Association by the Chairman, the President, any Vice Chairman/Sector Executive, any Senior  Executive Vice President, any Group Executive/Executive Vice President, any Senior Vice President, the Secretary, any Vice President or anyone holding a position equivalent to the foregoing pursuant to provisions of these By-Laws, any Assistant Vice President, any Manager, any Senior Trust Officer, any Assistant Manager, any Trust Officer, or any officer with rank equivalent to any of the foregoing as may be designated by the Secretary, or by any other person appointed for that purpose by the Board of Directors or pursuant to these By-Laws.  Any such signature or countersignature may by manual or facsimile."

"ARTICLE X

Section 2.  Execution of Instruments.  All agreements, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments or documents, may be signed, executed, acknowledged, verified, delivered or accepted in behalf of the Association by the Chairman, the President, or any Vice Chairman/Sector Executive, or any Senior Executive Vice President, or any Executive Vice President/Group Executive, or the Chairman Credit Policy Committee, or the Chairman Economic Policy Committee, or any Senior Vice President, or the Secretary, or the Chief Auditor, or any Vice President, or any Deputy Chief Auditor, or anyone holding a position equivalent to the foregoing pursuant to provisions to these By-Laws, or, if in connection with the exercise of any of the fiduciary powers of the Association, by any of said officers or by any Senior Trust Officer.  Any such instruments may also be executed, acknowledged, verified, delivered or accepted in behalf of the Association in such other manner any by such other officers as the Board of Directors may from time to time direct.  The Provisions of this Section 2 are supplementary to any other provisions of these By-Laws."

Citi®
Citibank, N.A. , Agency & Trust
INCUMBENCY CERTIFICATE

The undersigned certifies that he is a Vice President of Citibank, N.A., Agency & Trust, a national banking institution incorporated under the laws of the Unites States of America, (“Citibank”), and as such he is authorized to execute this Certificate and further certifies that the following persons have been elected or appointed, are qualified, and are now acting as officers of Citibank in the capacity or capacities indicated below, and that the signatures set forth opposite their respective names are their true and genuine signatures.  He further certifies that any of the persons listed below is authorized to sign agreements and give written instructions with regard to any matters (an “Authorized Person”) under the governing documents.

Name	Title / Phone	Signature

Cirino Emanuele	Vice President / 212-816-5614	/s/ Cirino Emanuele
Karen Schluter	Vice President / 212-816-5827	/s/ Karen Schluter

IN WITNESS WHEREOF, I have hereunto set my hand this 23rd day of April, 2009.

/s/ John Hannon
Name:	John Hannon
Title:	Vice President